Mail Stop 6010
Via Facsimile and U.S. Mail

August 14, 2006

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for June 30, 2005**
> **File No. 1-11373**

Dear Mr. Henderson:

We have reviewed your June 12, 2006 response to our April 21, 2006 letter and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for June 30, 2005

Financial Statements

1. We have read your proposed disclosure and it is still not clear to us the information that you are trying to convey to readers including which customer classes and related transactions are included in bulk revenue and how they are distinguished from those included in nonbulk revenue. For example, your proposed disclosure on page 2 of your June 12, 2006 letter appears to focus on a class of customer, which you identify as "bulk customers," rather than a class of

revenues, "bulk transactions." However, responses 1(D)(i) and 1(e) on pages 9 and 10 suggest that bulk revenue includes certain transactions of certain customers. Those responses are inconsistent. In order to help us further evaluate this matter, please revise your proposed disclosure to address this inconsistency and the following:

A. Remove the references to "primarily" and "generally" and be more precise in your description of what bulk revenue captures.

B. Include explicit disclosure that indicates what you intend for bulk revenue to convey to readers. For example, when bulk revenue consisted of drop-shipped and crossdock shipped sales, it appeared that you were trying to convey to readers the portion of sales for which you had positive cash flow, but no margin. It is unclear what the mixed attributes of the transactions currently included in bulk revenue have in common and what they convey to a reader. The disclosure should address why disclosure of this class of revenue is not required in the notes to financial statements by paragraph 37 of SFAS 131.

C. If your revised proposed disclosure continues to rely on the use of "bulk customers," include disclosure that clearly distinguishes them from all other customers. This disclosure should be consistent with the information you are trying to relay by presenting bulk revenues.

D. State where you classify volume rebates earned from sales included in bulk revenues and whether such rebates are part of the lower costs you pass on to "bulk customers."

E. Be more specific as to the nature of the margin earned from each category of transaction included in bulk revenue. For example, page 5 of your June 12, 2006 response suggests that the reference you make in your proposed disclosure to "reduced handling of shipments" relates to drop-shipped and crossdock shipped products where you earned no gross margin (although your treatment of volume rebates is unclear), but instead earned a "positive cash float" whereas your shipments from PDPS segment's inventory, which are not crossdocked, do earn a gross margin and such gross margin more closely approximates those of non-bulk revenues because of the warehousing and handling costs you incur. To that extent our understanding is incorrect, include precise discussion in your proposed disclosure that clarifies it.

F. We continue to believe that categories of transactions having materially different profit margins should be discussed in Management's Discussion and Analysis. We were unable to discern compelling analysis in your response supporting the omission of such quantified information. Please comply.

G. If the revenues described in footnote 2 of your response are material and are reflected in continuing operations, ensure your revised proposed disclosure clearly explains where you classify such revenues.

       H. You note that your definition of bulk revenue is broader than the definition used by your competitors. Include disclosure to this effect.

2. Tell us how fee-for-service revenue is presented on the face of the income statement and why you believe such presentation complies with Rule 5-03 of Regulation S-X. Refer to page 3 of your June 12, 2006 letter.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant